

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2023

Ka Fai Yuen
Chief Executive Officer
TOP Financial Group Ltd
118 Connaught Road West
Room 1101
Hong Kong

> **Re: TOP Financial Group Ltd**
> **Registration Statement on Form F-3**
> **Filed June 30, 2023**
> **File Number 333-273066**

Dear Ka Fai Yuen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-3 filed June 30, 2023

General, page i

1. We note that this shelf registration was filed to allow you to sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate offering price of $300,000,000. Please tell us whether your proposed shelf size is an amount that you reasonably expect to utilize during the three year term of the registration statement. Please refer to Rule 415(a)(5). We note that your current market capitalization has fluctuated around $35-40 million since the expiration of the trading suspension. We also note that the offering amount is more than ten times your revenues in either 2023 or 2022.

Corporate History and Structure, page 1

2. We note that the diagram you include to illustrate your corporate structure is not legible. Please revise the F-3 to provide a legible graphic depicting your corporate structure.

Risk Factors, page 5

3. We note that you incorporate by reference the risk factors from your Form 20-F, and that page 15 of your 20-F includes a risk factor for possible price volatility related to your shares. Add a risk factor to the F-3, as well as in the relevant offering prospectus, that your securities actually experienced substantial and unexplained price fluctuations in April and May of this year. The risk factor should also note that your securities were subject to a trading suspension on May 11, 2023, discussing the reasons for such suspension. In addition, discuss the risk of future significant price movements, and that there are generally a limited amount of your securities traded daily such that they may be considered thinly traded.

4. Add a risk factor to address the potential dilution that existing shareholders may experience in the event that you are able to market and sell securities under this shelf.

Exhibits, page 21

5. We note that the legal opinion filed as exhibit 5.1 is limited to the laws of the Cayman Islands. However, we note your disclosure on page 21 that the indentures and debt securities will be governed by, and construed in accordance with, the laws of the State of New York. Please revise the legal opinion accordingly or provide an opinion that covers New York law.

6. We note that the forms of indentures identified in the index as exhibits 4.2 and 4.3 will be filed, if necessary, after effectiveness. Please file the forms of indentures as exhibits to your registration statement prior to requesting effectiveness. For guidance, refer to sections 201.02 and 201.04 of our Trust Indenture Act of 1939 Compliance and Disclosure Interpretations. Additionally, you must either file a Form T-1 as Exhibit 25.1 to your registration statement to qualify the trustee thereunder prior to requesting effectiveness or rely on Section 305(b)(2) of the Trust Indenture Act and include the undertaking contained in Item 512(j).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Ka Fai Yuen
TOP Financial Group Ltd
July 17, 2023
Page 3

       Please contact John Stickel, Staff Attorney, at (202) 551-3324 or Chris Windsor, Legal Branch Chief, at (202) 551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance